UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Zeta Network Group (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”) on January 22, 2026, at 9:00 am local time #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China (8:00 pm Eastern time on January 21, 2026).

Holders of 135,786,506 shares of the Company (consisting of 135,786,506 Class A Ordinary Shares and 0 Class B Ordinary Shares) were present in person or by proxy at the annual meeting, representing approximately 89.76% of the total 151,279,646 outstanding shares (consisting of 151,279,166 Class A Ordinary Shares and 480 Class B Ordinary Shares) and therefore constituting a quorum, present in person or by proxy at the Meeting and entitled to vote at the Meeting as of the record date of January 13, 2026. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Reverse Share Split and Share Consolidation Proposal

The shareholders approved as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split”) and share consolidation (the “Share Consolidation”, together with the Reverse Share Split, the “Reverse Share Split and Share Consolidation”), of the Company’s authorised and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum and minimum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from USD$32,000,000 divided into 11,200,000,000 Class A Ordinary shares with a nominal or par value of USD$0.0025 each and 1,600,000,000 Class B Ordinary shares with a nominal or par value of USD$0.0025 each to US$32,000,000.00 divided into as low as 112,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.25 each (the “Reverse Share Split and Share Consolidation Proposal”). No broker non-votes are counted.

For	Against	Abstain
135,786,506	0	0

2. Share Sub-Division Proposal

Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation Proposal), the shareholders approved as an ordinary resolution, to authorize the Board, following the determination of the Approved Consolidation to effect a share sub-division (the “Share Sub-Division”), of the Company’s authorized and issued share capital at a ratio to be determined by the Board following their determination of the Approved Consolidation Ratio (such ratio the “Approved Sub-Division Ratio”), at a date to be determined by the Board, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is increased by the Approved Sub-Division Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share decreased by the Approved Sub-Division Ratio, and the authorised share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from US$32,000,000 divided into 112,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.25 each to US$32,000,000 divided into 700,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.04 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.04 each (the “Share Sub-Division Proposal”). No broker non-votes are counted.

For	Against	Abstain
135,786,506	0	0

3. Articles Amendment Proposal Re: Reverse Share Split and Share Consolidation

Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation Proposal), determination by the Board of the Approved Consolidation Ratio and implementation of the Reverse Share Split and Share Consolidation, the shareholders approved as a special resolution that the Eighth Amended and Restated Memorandum and Articles of Association of the Company (the “Eighth Amended M&A”) in substitution for, and to the exclusion of, the existing Seventh Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal re: Reverse Share Split and Share Consolidation”) to effect the Reverse Share Split and Share Consolidation and Approved Consolidation Ratio. No broker non-votes are counted.

For	Against	Abstain
135,786,506	0	0

4. Articles Amendment Proposal Re: Share Sub-Division

Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation Proposal), determination by the Board of the Approved Consolidation Ratio and approval by the shareholders of Proposal 2 (Share Sub-Division Proposal), the shareholders approved as a special resolution that the Ninth Amended and Restated Memorandum and Articles of Association of the Company (the “Ninth Amended M&A”) in substitution for, and to the exclusion of, the Eighth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal re: Share Sub-Division”) to effect the Share Sub-Division and Approved Sub-Division Ratio. No broker non-votes are counted.

For	Against	Abstain
135,786,506	0	0

5. 2026 Equity Incentive Plan Proposal

The shareholders approved the proposal as an ordinary resolution to adopt the Company’s 2026 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation of 26,695,000 Class A Ordinary Shares thereunder and future issuance of shares (the “2026 Equity Incentive Plan Proposal”). No broker non-votes are counted.

For	Against	Abstain
135,786,506	0	0

6. Adjournment Proposal

The shareholders approved the proposal as an ordinary resolution to consider and take action upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”). No broker non-votes are counted.

For	Against	Abstain
135,786,506	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2026

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

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